VIA EDGAR

December 2, 2013

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Response of Constant Contact, Inc. (File No. 001-33707) to
Securities and Exchange Commission review letter dated October 31, 2013

Dear Mr. Spirgel:

In response to your letter dated October 31, 2013 regarding the Annual Report on Form 10-K for the year ended December 31, 2012 of Constant Contact, Inc. (referred to in the responses below as “Constant Contact” or the “Company”), we offer the following responses:

COMMENTS:

Form 10-K for the Year Ended December 31, 2012

Note 4, Acquisitions, page 64

1.	We refer to your acquisition of SinglePlatform in June 2012 and note that you recorded a liability of $12.2 million relating to contingent consideration of up to $30 million payable to the former shareholders upon achievement of certain revenue targets. In sufficient detail, including all material assumptions, please tell us how you determined the fair value of the contingent consideration at the acquisition-date.

2.	In addition, please tell us what factors changed between the acquisition date and the fourth quarter of 2012 such that you determined the earnings targets were not achievable, resulting in a reversal of the entire contingent liability. We note from the press release dated June 13, 2012, which was filed as exhibit 99.1 to your Form 8-K filed June 12, 2012, that you expected SinglePlatform to contribute approximately $1 million of revenue for the full year 2012. Please help us understand how you determined the fair value of the contingent consideration liability of $12.2 million as of the acquisition-date when you were simultaneously projecting $1 million in revenue for the entire year, which was significantly less than the 75% target of $2.85 million for the first earn-out period as reflected in the Agreement and Plan of Merger, dated as of June 12, 2012.

Constant Contact, Inc. | 1601 Trapelo Road, Waltham, MA 02451 USA | 1-781-472-8100

Letter to Mr. Larry Spirgel

December 2, 2013

RESPONSE TO COMMENT 1:

Constant Contact acquired 100% of the outstanding equity of SinglePlatform, Corp. (“SinglePlatform”) on June 12, 2012 pursuant to the terms of an Agreement and Plan of Merger by and between the Company, Match Acquisition Corporation, SinglePlatform and the Stockholder Representative (the “Merger Agreement”). SinglePlatform’s software service provides a distribution platform for online listings. Customers are provided access to SinglePlatform’s software service through a subscription arrangement pursuant to which the customer pays a fee for access for a defined term, generally annually or monthly.

Under the terms of the Merger Agreement, the merger consideration included (i) cash in the amount of $65 million, subject to certain adjustments, and (ii) an earn-out of up to $30 million payable to the former stockholders of SinglePlatform (the “Earn-Out”). The Earn-Out is payable at the end of four six-month periods ending December 31, 2012, June 30, 2013, December 31, 2013 and June 30, 2014 (the “Earn-Out Periods”) based on the achievement of certain revenue targets derived from the SinglePlatform business during each Earn-Out Period. The revenue targets, which were a highly negotiated element of the Merger Agreement, were as follows:

•	Six-month period ending December 31, 2012 – $3.8 million;

•	Six-month period ending June 30, 2013 – $8.9 million;

•	Six-month period ending December 31, 2013 – $15.0 million; and

•	Six-month period ending June 30, 2014 – $21.8 million.

Set forth below is a chart that reflects for each Earn-Out Period, the potential payments to the former SinglePlatform stockholders based on the achievement by the SinglePlatform business of certain revenue targets with no payments for achievement below 75% of the revenue target.

		Base Earn-Out Payment Thresholds				Over-Achievement Earn-Out Payment Thresholds
		At 75% of Revenue Target		At 100% of Revenue Target		At 150% of Revenue Target
Earn-Out Period Ending	Revenue Target	Revenue Achieved	Base Earn-Out Payment	Revenue Achieved	Base Earn-Out Payment	Revenue Achieved	Over- Achievement Earn-Out Payment	Total Base + Over- Achievement Earn-Out Payments

12/31/2012	$3,800,000	$2,850,000	$2,500,000	$3,800,000	$5,000,000	$5,700,000	$2,500,000	$7,500,000
6/30/2013	$8,900,000	$6,675,000	$2,500,000	$8,900,000	$5,000,000	$13,350,000	$2,500,000	$7,500,000
12/31/2013	$15,000,000	$11,250,000	$2,500,000	$15,000,000	$5,000,000	$22,500,000	$2,500,000	$7,500,000
6/30/2014	$21,800,000	$16,350,000	$2,500,000	$21,800,000	$5,000,000	$32,700,000	$2,500,000	$7,500,000

In order to calculate the Earn-Out payments under the Merger Agreement, revenue derived from the SinglePlatform business included two primary components as follows: (i) Company revenue derived from SinglePlatform calculated in accordance with generally accepted accounting principles in the United States (“GAAP”); and (ii) any revenue resulting from the deferred revenue on SinglePlatform’s balance sheet at the time of the acquisition that would have been recognized if SinglePlatform continued as a stand-alone entity but was not recognized by the Company under GAAP purchase accounting rules.

Letter to Mr. Larry Spirgel

December 2, 2013

Under GAAP accounting rules, Constant Contact was required to determine the fair value of the potential Earn-Out payments, or contingent consideration, and include that fair value as a liability on the Company’s balance sheet. As a result, following the acquisition in July 2012, the Company engaged KPMG LLP’s Economic & Valuation Services Practice (“KPMG”) to assist it in determining the valuation of the SinglePlatform business, including assigning a value to the contingent consideration liability. With KPMG’s assistance, the Company utilized a multiple outcome discounted cash flow method (“MOD”) to value the liability associated with the contingent consideration. The MOD considers a range of potential outcomes and the related probabilities of occurrence of each outcome. The Company developed three different scenarios to evaluate the likely performance of the SinglePlatform business, the potential Earn-Out payments under the terms of the Merger Agreement and the resulting value of the contingent consideration liability. The three scenarios included a low case, a base case and a target case that were established by using different sales metrics assumptions, which metrics are the primary drivers of the revenue derived from the SinglePlatform business. The sales metrics assumptions for each scenario included assumptions regarding sales hiring plans, sales productivity (i.e., sales per salesperson), sales resulting from SinglePlatform’s franchise channel and product pricing. The sales metrics assumptions in the low case assumed no changes in sales staffing levels, a decrease in sales productivity from then-current levels and a pricing discount of approximately 20% to account for the limited history of the pricing model. The low case also assumed that franchise sales would be minimal and that SinglePlatform would close no large franchise sales. The sales metrics assumptions in the base case were primarily based on the Company’s internal corporate business development team’s projections and were presented to the Company’s Board of Directors during its review and approval of the transaction. The base case assumed gradual increases in the sales staffing levels consistent with SinglePlatform’s pre-acquisition hiring plans, a decrease in sales productivity from then-current levels and pricing discounts of 10% to 45%. The base case also assumed that large franchise sales would reflect current trends. The target case relied primarily on sales metrics assumptions developed by SinglePlatform’s management team and reflected improvements in certain metrics as the SinglePlatform business was integrated with Constant Contact and began to realize the value of the synergies associated with the integration.

The table below summarizes the significant sales metrics assumptions in each of the three cases and the projected revenue for the first Earn-Out Period reflecting the six months ending December 31, 2012. Given the reliance in the SinglePlatform sales model on recurring subscription revenue (i.e., customers that renew their agreements), the performance of the business in the first Earn-Out Period is critical in determining success in subsequent Earn-Out Periods. Both the low case and the base case valued the Earn-Out payments as $0 for all of the Earn-Out Periods but key assumptions for those scenarios have been provided below for transparency.

	Change in Expected Number of SinglePlatform Salespeople	Average Number of Sales Per Month Per SinglePlatform Salesperson and Average Pricing	Large Franchise Sales and Average Pricing	SinglePlatform Revenue*
Low Case	25	19@$400	0	$1.8 million
Base Case	25 to 72	19@$440	6,000@$125	$2.4 million
Target Case	25 to 75	24@$495	10,000@$225	$3.9 million

* Calculated in accordance with the Earn-Out provisions of the Merger Agreement.

Letter to Mr. Larry Spirgel

December 2, 2013

There are number of important assumptions that are reflected in the table above. These assumptions include:

•	The assumptions are based on sales transactions that close during the six-month period. Under GAAP revenue recognition requirements, however, revenue from a sales transaction is recognized over the period of the customer’s subscription. As a result, actual recognized revenue from any sales transaction in the model depends on the date on which the sales transaction closed.

•	The assumptions in the base case and target case for “Change in Expected Number of SinglePlatform Salespeople” reflected gradual hiring over the six-month period and no attrition.

•	The productivity assumptions in the target case for “Average Sales per Month per SinglePlatform Salesperson and Average Pricing” reflected a decrease from SinglePlatform’s then-current sales productivity of 26 per month; attributable to a larger but less experienced sales force.

•	The average pricing assumptions in the target case reflected no change from the historical pricing of $495 annually per customer and an increase to $225 annually per large franchise customer consistent with other franchise customer pricing.

•	The assumptions in the target case for “Large Franchise Sales and Average Pricing” included closing a large franchise customer in September 2012, which was supported by a detailed sales pipeline for franchise customers.

The Company calculated the percentage of target revenues achievable under each of the three cases to determine the associated Earn-Out payment. The Company then determined the present value of these payment amounts at the acquisition date by using a discount rate of 5.3%. The discount rate represented the prime rate plus a 200 basis point premium to account for business and forecast risk associated with the achievement of the target revenue that may or may not already be included in the models, such as economic recession. The valuation resulted in an Earn-Out value of $0 under both the low and base cases and an Earn-Out value of $19.5 million under the target case. The Company then weighted achievement of each of the three scenarios at 7.5%, 30% and 62.5% for the low case, base case and target case, respectively. These weightings were based on management’s estimates of the likelihood of achievement of each of the three scenarios based on the best information known to management at the time. The Company considered the equal likelihood that the SinglePlatform business would achieve the low case or base case as developed by Company management versus the target case developed by the SinglePlatform management team and determined it was appropriate to weight the target case higher than 50% for several reasons, including (i) the Earn-Out provisions in the Merger Agreement gave credit in the calculation of the Earn-Out for revenue transactions already recorded prior to the acquisition date, significantly increasing the likelihood of achieving the target case (e.g., SinglePlatform closed a large franchise deal in April 2012 that would result in monthly revenue of approximately $65,000 for which the SinglePlatform stockholders would get credit in the calculation of the Earn-Out for the six months ended December 31, 2012 of $390,000, or approximately 10% of the target revenue number of $3,800,000); (ii) the SinglePlatform management team had developed the SinglePlatform business plan based on their knowledge of the SinglePlatform business, which was supported by a detailed set of projections that was subject to Constant Contact and third party due diligence that included existing customer and pipeline inquiries and interviews; (iii) the SinglePlatform management team and stockholders were willing to agree to the Earn-Out provisions and related revenue targets in lieu of a significantly reduced up-front cash payment by the Company; and (iv) the historical experience of the SinglePlatform business supported the projections included in the target case (e.g., SinglePlatform had grown monthly revenue by 91% from January to May 2012 (the period prior to acquisition)) without considering the large franchise deal closed in April as described above. These recent results and the rapidly growing business provided the basis to weight the target case at 62.5%. The resulting fair value of the contingent consideration liability as of the date of the acquisition was calculated at $12.2 million. The Company had high confidence with this calculation of the contingent consideration liability because the structure of the Earn-Out provision provided a payment of $10 million in aggregate for SinglePlatform stockholders even if the SinglePlatform business was significantly underperforming at a 75% performance level throughout the two-year Earn-Out Period versus SinglePlatform’s management’s targets. In addition, the contingent consideration liability amount represented approximately 18% of the basic cash purchase price. While the Company believed that its base case assumptions were reasonable, a similar revenue improvement by SinglePlatform versus the base case and Constant Contact’s own ability to cross sell the SinglePlatform service to the over 550,000 existing Constant Contact customers, which was not reflected in any of the models, could reasonably lead to the Company paying the minimum Earn-Out payment.

Letter to Mr. Larry Spirgel

December 2, 2013

RESPONSE TO COMMENT 2:

In a press release dated June 13, 2012, the Company announced the acquisition of SinglePlatform. The press release included an estimate that the Company expected SinglePlatform to contribute approximately $1 million of revenue to the Company for the remainder of 2012. This estimate, which was prepared several weeks prior to the completion of the valuation analysis described in response to the first comment, was based on a scenario that was substantially similar to the base case described in the response to the first comment above. This scenario, which was developed by Constant Contact’s internal team, forecasted SinglePlatform revenue for the period of approximately $2.4 million. This revenue estimate was then reduced by $1 million, which reflected the Company’s estimate of the expected impact of the SinglePlatform deferred revenue that the Company would not be permitted to recognize. Based on this information, which was developed well before the completion of the valuation analysis described above, the Company provided revenue guidance of approximately $1 million on June 13, 2012.

Between the date of the acquisition and the fourth quarter ended December 31, 2012, there were four significant developments at SinglePlatform that impacted the expected scenarios, and in particular the target case, described in the response to the first comment above and the weightings of those respective scenarios. In particular, these developments impacted many of the key assumptions included in the target case, which was the only model that resulted in Earn-Out payments and the resulting contingent consideration liability. These developments included (i) sales hiring and productivity, (ii) a natural disaster, (iii) franchise sales, and (iv) the overall results for the SinglePlatform business in 2012 and the development of SinglePlatform’s 2013 operating plan.

Sales Hiring and Productivity

SinglePlatform’s original sales hiring plan included a steady increase in hiring from July 2012 through the end of 2012. While SinglePlatform did increase hiring in July 2012 and continued to hire classes of 10 to 15 salespeople in August and September 2012, there was very little hiring completed during the fourth quarter due to the impact of hurricane Sandy, which flooded the primary office location in lower Manhattan and completely halted operations while temporary office space was located. At the end of 2012, SinglePlatform had approximately 45 salespeople, as compared to an average increase to 65 salespeople during the six month period on which the target case was based. The lower sales headcount had an estimated impact on revenue for the six months ended December 31, 2012 of approximately $550,000 in the target case. In addition, the salespeople were not closing sales at the expected close rate in the target case during the six months ended December 31, 2012. The forecasted rate included in the target case during 2012 had the overall sales team closing approximately 24 deals per month per salesperson. The actual close rate was approximately 19 deals per month per salesperson. The change in the number of closed deals per salesperson had an estimated impact on revenue for the six months ended December 31, 2012 of approximately $250,000 in the target case.

Natural Disaster

The SinglePlatform team was significantly impacted by hurricane Sandy. The office was shut down and remained closed during the last two months of the fourth quarter. Constant Contact was able to obtain temporary space for SinglePlatform and get the team up and running, however, SinglePlatform lost two full weeks of operations and experienced additional productivity declines over the next few weeks as the new office space became fully operational. Given the nature of the SinglePlatform business model, which relies on telephone sales personnel making direct contact with potential customers, actual bookings and revenue performance were significantly negatively impacted during this period. The SinglePlatform business model is a subscription-based model where customers agree to use the service for an extended period of time. Revenue is then recognized for the sales over 12 months, which reflects the term of the agreement with the customer. The office shutdown contributed to the productivity shortfalls described above and resulted in lost revenue compared to the target case assumptions of approximately $100,000 for the six months ended December 31, 2012.

Letter to Mr. Larry Spirgel

December 2, 2013

Franchise Sales

Sales of SinglePlatform’s service to multi-location franchises were identified by SinglePlatform management as a critical element of SinglePlatform’s business model. In the third quarter of 2012, SinglePlatform’s manager of franchise sales (and only franchise salesperson at the time) departed SinglePlatform. SinglePlatform was unable to replace this dedicated salesperson and, as a result, SinglePlatform closed only minimal franchise sales during the remainder of 2012 as the institutional knowledge of the franchise sales pipeline was not replaced. In addition, as the third quarter progressed, Constant Contact increased its knowledge of SinglePlatform’s franchise channel and determined that sales to franchises required a considerably longer sales cycle. As noted earlier, SinglePlatform closed a franchise sale in April 2012 that resulted in approximately $65,000 of revenue per month, commencing in July 2012. The target case model above included an additional large franchise sale during the second half of 2012. The forecast for additional franchise sales was supported by a significant pipeline provided during the due diligence process. The impact of losing the franchise sales manager and change in the expected sales cycle had an estimated impact on revenue for the six months ended December 31, 2012 of approximately $750,000 to $850,000 in the target case.

2013 Operating Plan

During the fourth quarter of 2012, the Company completed the initial 2013 operating plan for the SinglePlatform business. Based on SinglePlatform’s actual results and the Company’s knowledge of the SinglePlatform business acquired during the first six months following the acquisition, the 2013 operating plan had a revenue target that was substantially lower than originally envisioned by the Company’s management at the time of the acquisition. The lower target was determined using a number of factors. First, the SinglePlatform business was forecasted to generate approximately $1.6 million of revenue during the six months ended December 31, 2012. Second, lost sales in the six months ending December 31, 2012 would not provide opportunities for expected renewals. Finally, expectations regarding the SinglePlatform revenue run rate, hiring plans, sales productivity and the potential impact of the franchise sales channel were revised to reflect the post-acquisition actual results.

The situations described above put a significant strain on the short-term success of the SinglePlatform business. As noted earlier, given the SinglePlatform sales model, the success of the business during the initial six-month Earn-Out Period was a critical component of achievement of the revenue targets throughout the remaining Earn-Out Periods. It was clear by the end of 2012 that the impact the delay had on SinglePlatform’s subscription sales model made it very difficult for it the business to recover from the first challenging six months and earn any of the remaining Earn-Out payments. The SinglePlatform business has recovered to a degree over the course of 2013, but would have needed an additional six to eight months to earn any of the Earn-Out payments.

Based on the information described above, the Company recalculated the three valuation scenarios described in the answer to the first comment (low case, base case and target case). The revised calculations resulted in an Earn-Out value of $0 under all three of the scenarios. Therefore, the Company reduced the value of the contingent consideration to $0 during the fourth quarter of 2012.

* * *

In connection with this letter, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of disclosure in the filings it makes with the Securities and Exchange Commission, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to Company filings, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at your convenience. Alternatively, please feel free to contact Paul Deeley, Constant Contact’s Vice President, Finance and Controller, or Robert P. Nault, Constant Contact’s Vice President and General Counsel. We can be reached at 781-472-8100.

Thank you for your attention to this matter.

Very truly yours,

/s/ Harpreet S. Grewal

Harpreet S. Grewal

Senior Vice President and Chief Financial Officer

cc:	Christine Adams, Senior Staff Accountant
Ivette Leon, Assistant Chief Accountant